CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at		March 31, 2016	December 31, 2015
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	10	$41.4	$57.9
Prepaid expenses and other		10.4	11.6
		51.8	69.5
Non-current assets
Deferred income tax asset		711.5	711.5
Exploration and evaluation assets	6	30.8	33.0
Property, plant and equipment	5	2,760.3	2,845.6
Investments in joint ventures	7	122.4	119.5
Goodwill		149.0	149.0
		3,774.0	3,858.6
Total assets		$3,825.8	$3,928.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$165.9	$166.8
Taxes payable		3.7	3.7
Current portion of provisions	11	15.4	45.7
Credit facility	8, 9, 10	—	923.8
Derivative contracts	10	1.0	—
		186.0	1,140.0
Non-current liabilities
Long-term debt	8, 10	2,350.4	1,554.6
Related party loans	10, 17	678.6	629.9
Long-term liability	10, 12	66.2	67.7
Non-current provisions	11	833.0	811.2
		3,928.2	3,063.4
Total liabilities		$4,114.2	$4,203.4
Shareholder's equity (deficiency)
Shareholder's capital		3,860.8	3,860.8
Contributed surplus		10.5	10.5
Deficit		(4,159.7)	(4,146.6)
Total shareholder's deficiency		(288.4)	(275.3)
Total liabilities and shareholder's deficiency		$3,825.8	$3,928.1

Commitments [Note 18]

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31
(millions of Canadian dollars)	Notes	2016	2015

Petroleum and natural gas sales		$70.2	$126.4
Royalties		(5.8)	(13.1)
Loss from joint ventures	7	(18.5)	(5.9)
Revenues and other income		45.9	107.4

Expenses
Operating		50.5	72.5
Transportation and marketing		1.3	1.2
General and administrative		15.3	19.0
Depletion, depreciation and amortization	5	74.9	98.4
Exploration and evaluation	6	2.1	0.9
Losses (gains) on disposition of assets		0.4	(0.5)
Finance costs	13	38.8	23.6
Derivative contract losses	10	1.2	2.5
Foreign exchange losses (gains)	14	(125.5)	140.5
Impairment	5	—	23.5
Loss before income tax		(13.1)	(274.2)
Income tax recovery		—	(50.7)
Net loss		$(13.1)	$(223.5)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Losses on designated cash flow hedges, net of tax	10, 16	—	(0.4)
Comprehensive loss		$(13.1)	$(223.9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIENCY) (UNAUDITED)

					Accumulated
					Other	Total
					Comprehensive	Shareholder’s
		Shareholder’s	Contributed		Income (Loss)	Equity
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCI")	(Deficiency)
Balance at December 31, 2015		$3,860.8	$10.5	$(4,146.6)	$—	$(275.3)
Net loss		—	—	(13.1)	—	(13.1)
Balance at March 31, 2016		$3,860.8	$10.5	$(4,159.7)	$—	$(288.4)

Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8
Losses on derivatives designated as cash flow hedges, net of tax	16				(0.4)	(0.4)
Net loss				(223.5)		(223.5)
Balance at March 31, 2015		$3,860.8	$10.3	$(2,561.2)	$1.0	$1,310.9

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
(millions of Canadian dollars)	Notes	2016	2015
Cash provided by (used in)
Operating Activities
Net loss		$(13.1)	$(223.5)
Items not requiring cash
Loss from joint ventures	7	18.5	5.9
Depletion, depreciation and amortization	5	74.9	98.4
Non-cash finance costs	11, 13	14.7	12.4
Unrealized losses on derivative contracts	10	0.7	1.1
Unrealized loss (gain) on foreign exchange	14	(118.7)	138.9
Non-cash exploration and evaluation costs	6	2.1	0.9
Losses (gains) on disposition of assets	5	0.4	(0.5)
Deferred income tax recovery		—	(50.6)
Impairment	5	—	23.5
Other non-cash items		(0.3)	(0.1)
Settlement of decommissioning and environmental remediation liabilities	11	(3.2)	(4.0)
Change in non-cash working capital	15	24.2	(13.0)
Cash from (used in) operating activities		$0.2	$(10.6)

Financing Activities
Credit facility (repayment) borrowings, net	8	(33.0)	249.6
Borrowings from related party loans	17	66.8	—
Cash from financing activities		$33.8	$249.6

Investing Activities
Additions to property, plant and equipment	5	(2.2)	(116.4)
Additions to exploration and evaluation assets	6	—	(0.4)
Property dispositions (acquisitions), net	6	0.5	0.9
Corporate acquisition, net of cash acquired		—	(34.6)
Investment in joint ventures	7	(25.1)	(21.2)
Distributions received from joint ventures	7	5.1	—
Change in non-cash working capital	15	(12.3)	(64.6)
Cash used in investing activities		$(34.0)	$(236.3)

Change in cash		—	2.7
Cash, at beginning of the period		—	—
Cash, at end of the period		$—	$2.7

Interest paid		$4.0	$5.7

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016 and 2015
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest”, “HOC” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments; Upstream and BlackGold oil sands. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements are condensed as they do not include all of the information required by IFRS for annual financial statements and therefore should be read in conjunction with Harvest’s audited consolidated financial statements for the year ended December 31, 2015.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on May 11, 2016.

Basis of Measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these condensed interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

Use of Estimates and Judgment

Significant estimates and judgment used in the preparation of the financial statements are described in note 5 of the annual Consolidated Financial Statements as at and for the year ended December 31, 2015. There have been no significant changes to the use of estimates of judgments since December 31, 2015.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company’s annual Consolidated Financial Statements as at and for the year ended December 31, 2015.

There were no new or amended standards issued during the three months ended March 31, 2016 that are applicable to Harvest in future periods. A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2015.

4.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Upstream Operations, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•

BlackGold Oil Sands, which is an oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. The project is currently in the commissioning phase.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

		Three months ended March 31
	Upstream		BlackGold		Total
	2016	2015	2016	2015	2016	2015
Petroleum and natural gas sales	$70.2	$126.4	$—	$—	$70.2	$126.4
Royalties	(5.8)	(13.1)	—	—	(5.8)	(13.1)
Loss from joint ventures	(18.5)	(5.9)	—	—	(18.5)	(5.9)
Revenues and other income	45.9	107.4	—	—	45.9	107.4

Expenses
Operating	46.7	72.5	3.8	—	50.5	72.5
Transportation and marketing	1.3	1.2	—	—	1.3	1.2
General and administrative	14.8	19.0	0.5	—	15.3	19.0
Depletion, depreciation and amortization	74.7	98.4	0.2	—	74.9	98.4
Exploration and evaluation	2.1	0.9	—	—	2.1	0.9
Losses (gains) on disposition of assets	0.4	(0.5)	—	—	0.4	(0.5)
Derivative contract losses	1.2	2.5	—	—	1.2	2.5
Impairment	—	23.5	—	—	—	23.5
Operating loss	$(95.3)	$(110.1)	$(4.5)	$—	$(99.8)	$(110.1)

Finance costs					38.8	23.6
Foreign exchange losses (gains)					(125.5)	140.5
Income tax recovery					—	(50.7)
Net loss					(13.1)	(223.5)

	Three months ended March 31
	Upstream		BlackGold		Total
Capital Additions	2016	2015	2016	2015	2016	2015
Additions to PP&E	$2.1	$56.2	$0.1	$60.8	$2.2	$117.0
Additions to E&E	—	0.4	—	—	—	0.4
Corporate acquisition	—	48.6	—	—	—	48.6
PP&E & E&E dispositions, net of acquisitions	(4.5)	(0.5)	—	—	(4.5)	(0.5)
Net capital additions	$(2.4)	$104.7	$0.1	$60.8	$(2.3)	$165.5

		Investments
		in Joint
	Total Assets	Ventures	PP&E	E&E	Goodwill
March 31, 2016
Upstream	$2,914.0	$122.4	$1,749.8	$30.8	$149.0
BlackGold	1,010.6	—	1,010.5	—	—
Total	$3,924.6	$122.4	$2,760.3	$30.8	$149.0

December 31, 2015
Upstream	$2,917.9	$119.5	$1,835.4	$33.0	$149.0
BlackGold	1,010.2	—	1,010.2	—	—
Total	$3,928.1	$119.5	$2,845.6	$33.0	$149.0

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Total
Cost:
As at December 31, 2015	$5,342.2	$1,501.7	$6,843.9
Additions	2.1	0.1	2.2
Disposals, net of property acquisitions	(4.5)	—	(4.5)
Change in decommissioning liabilities	(8.6)	0.4	(8.2)
As at March 31, 2016	$5,331.2	$1,502.2	$6,833.4

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2015	$3,506.8	$491.5	$3,998.3
Depreciation, depletion and amortization	74.7	0.2	74.9
Disposals	(0.1)	—	(0.1)
As at March 31, 2016	$3,581.4	$491.7	$4,073.1

Net Book Value:
As at March 31, 2016	$1,749.8	$1,010.5	$2,760.3
As at December 31, 2015	$1,835.4	$1,010.2	$2,845.6

General and administrative costs directly attributable to PP&E addition activities of $0.5 million have been capitalized during the three months ended March 31, 2016 (2015 – $4.8 million). No borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three months ended March 31, 2016 (2015 – $9.7 million, at a weighted average interest rate of 4.4%) .

At March 31, 2016, the BlackGold oil sands assets of $1.0 billion (December 31, 2015 – $1.0 billion) were excluded from the asset base subject to depreciation, depletion and amortization. In early 2015, the BlackGold oil sands central processing facility was mechanically completed, however, no depletion expense was incurred for the three months March 31, 2016 as Harvest uses the unit-of-production method and the BlackGold assets currently have no production.

No impairment was recorded for the three months ended March 31, 2016 (2015 – $23.5 million against Upstream PP&E).

6.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2015	$33.0
Additions	—
Disposition	(0.1)
Impairment	(2.1)
As at March 31, 2016	$30.8

During the three months ended March 31, 2016, $2.1 million (2015 – $0.9 million) of E&E costs were impaired as they were no longer deemed not to be technically feasible and commercially viable.

7.	Investment in Joint Ventures

	March 31, 2016	Ownership Interest	December 31, 2015	Ownership Interest

Deep Basin Partnership ("DBP")	$54.2	81.98%	$50.5	81.17%
HK MS Partnership ("HKMS")	68.2	70.15%	69.0	69.93%
Investments in joint ventures	$122.4		$119.5

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	DBP	HKMS
Balance as at December 31, 2015	$50.5	69.0
Additional investments	25.7	0.8
Share of income (losses)	(20.8)	2.3
Distributions	(1.2)	(3.9)
Balance as at March 31, 2016	$54.2	68.2

Deep Basin Partnership (“DBP”)

As at March 31 2016, Harvest’s top-up obligation was estimated as $1.7 million (December 31, 2015 - $2.0 million), using a discount rate of 44% (December 31, 2015 - 29%). This top-up obligation has been included in the derivative contract losses in the statement of comprehensive loss and in the long-term liability at March 31, 2016 (see note 12 – Long-Term Liability).This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP.

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	March 31, 2016		December 31, 2015
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$0.1	$—	$0.1	$0.1
Other current assets	22.5	13.8	22.1	13.3
Total current assets	$22.6	$13.8	$22.2	$13.4
Non-current assets	202.4	101.5	212.8	102.6
Total assets(1)	$225.0	$115.3	$235.0	$116.0

Current liabilities	$33.5	$1.2	$48.9	$1.8
Non-current financial liabilities	133.1	109.2	131.1	109.2
Other non-current liabilities	5.6	4.9	6.0	4.8
Total liabilities(1)	$172.2	$115.3	$186.0	$115.8

Net assets (liabilities) (1)	$52.8	$—	$49.0	$0.2

(1)	Balances represent 100% share of DBP and HKMS

		Three months ended March 31
	2016		2015
	DBP	HKMS	DBP	HKMS
Revenues	$7.6	$6.1	$2.5	$1.4
Impairment	(1.4)	—	—	—
Depletion, depreciation and amortization	(9.4)	(0.9)	(4.3)	(0.6)
Operating expenses and other	(7.1)	(0.5)	(3.1)	(0.5)
Loss on disposition of assets	(9.8)	—	—	—
Finance costs	(0.7)	(4.9)	(0.7)	(0.9)
Net loss(1)	$(20.8)	$(0.2)	$(5.6)	$(0.6)

(1)	Balances represent 100% share of DBP and HKMS

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at March 31, 2016:

		Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$1.0	$—	$—	$133.0	$134.0
Firm processing commitment to HKMS	23.2	46.5	46.5	71.6	187.8
Decommissioning and environmental liabilities(1)	—	0.2	0.2	14.2	14.6
Total	$24.2	$46.7	$46.7	$218.8	$336.4

(1)	Represents the undiscounted obligation by period.

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at March 31, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$13.7	$13.7
Total	$—	$—	$—	$13.7	$13.7

(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership

As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the three months ended March 31, 2016, Harvest charged DBP a marketing fee of $0.1 million (2015 - $nil) and general and administrative expenses of $0.3 million (2015 - $0.4 million). As at March 31, 2016, $12.7 million remains outstanding to DBP (December 31, 2015 - $14.1 million).

A cash call payable of $nil is also outstanding to DBP as at March 31, 2016 relating to the estimated drilling and completion costs to be incurred on behalf of the DBP (December 31, 2015 - $nil).

HK MS Partnership

Harvest charged HKMS general and administrative expenses of $nil (2015 - $0.2 million) for the three months ended March 31, 2016. As at March 31, 2016, $1.3 million remains outstanding to HKMS (December 31, 2015 - $1.1 million).

8.	Long-Term Debt

	March 31, 2016	December 31, 2015
Credit facility(1)	$890.5	$—
6⅞% senior notes due 2017 (US$500 million)	644.2	685.7
2⅛% senior notes due 2018 (US$630 million)	815.7	868.9
Long-term debt outstanding	$2,350.4	$1,554.6

(1)	At March 31, 2016, letters of credit were issued in the amount of $8.6 million (December 31, 2015 - $9.7 million).

a)	Credit Facility

At March 31, 2016, Harvest had $893.2 million drawn under the credit facility (December 31, 2015 - $926.6 million). The carrying value of the credit facility includes $2.7 million of deferred financial fees at March 31, 2016 (December 31, 2015 – $2.8 million). For the three months ended March 31, 2016, interest charges on the credit facility borrowings aggregated to $3.9 million (2015 - $5.4 million), reflecting an effective interest rate of 1.7% (2015 – 2.8%) .

Harvest was not in compliance with its debt covenant under the credit facility at December 31, 2015 and therefore $923.8 million was classified as a current liability at December 31, 2015. During the first quarter of 2016, Harvest’s syndicate banks consented to a waiver of this covenant effective until the maturity date of the credit facility of April 30, 2017, resulting in the carrying value of the credit facility being re-classified as long-term debt as at March 31, 2016.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Capital Structure

Harvest considers its capital structure to be its credit facility, long term debt, related party loans, and shareholder’s equity.

	March 31, 2016	December 31, 2015
Credit facility(1)	$893.2	$926.6
6⅞% senior notes (US$500 million)(1)(2)	649.4	692.0
2⅛% senior notes (US$630 million)(1)(2)	818.2	871.9
Related party loans (US$341 million and CAD$200 million)(3)	642.9	601.4
	$3,003.7	$3,091.9
Shareholder's deficiency	(288.4)	(275.3)
	$2,715.3	$2,816.6

(1)	Excludes capitalized financing fees.
(2)	Face value converted at the period end exchange rate.
(3)	As at December 31, 2015, related party loans comprised of US$170 million from ANKOR, CAD$200 million and US$120 million from KNOC (see note 17 – Related Party Transactions).

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

The Company’s capital structure and liquidity needs are met through cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC.

Harvest evaluates its capital structure using the same financial covenants as the ones externally imposed under the Company’s debt commitments. Harvest was not in compliance with its debt covenant under the credit facility at December 31, 2015, however during the three months ended March 31, 2016, the financial covenant was waived for the duration of the term of the credit facility. See note 8 – Long-Term Debt.

10.	Financial Instruments

a)	Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, derivative contracts, senior notes, related party loans and long term liability. Cash and derivative contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments are level 2, except for the 2⅛% senior notes, which are level 1 and $1.7 million of the long-term liability at March 31, 2016, which is level 3. Also see note 12 – Long-Term Liability. There were no transfers during the three months ended March 31, 2016 and 2015.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2016		December 31, 2015

	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$41.4	$41.4	$57.9	$57.9
Total Financial Assets	$41.5	$41.5	$57.9	$57.9
Financial Liabilities
Held for Trading
Derivative contracts	$1.0	$1.0	$—	$—
Long-term liability	1.7	1.7	2.0	2.0
Measured at Amortized Cost
Accounts payable and accrued liabilities	165.9	165.9	166.8	166.8
Credit Facility	890.5	893.2	923.8	926.6
6⅞% senior notes	644.2	399.6	685.7	494.2
2⅛% senior notes	815.6	824.0	868.9	870.5
Related party loans	678.6	350.0	629.9	384.3
Long-term liability	53.6	19.9	54.5	29.0
Total Financial Liabilities	$3,251.1	$2,655.3	$3,331.6	$2,873.4

b)	Derivative Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCI and included in petroleum and natural gas sales (see note 16). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss. Harvest did not have any cash flow hedges during the three months ended March 31, 2016.

Derivative contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

		Three months ended March 31
		2016			2015

		Unrealized
	Realized	losses		Realized	Unrealized
	losses	(gains)	Total	gains	losses	Total
Power	$0.5	$0.2	$0.7	$1.4	$1.1	$2.5
Currency	—	0.8	0.8	—	—	—
Top-up obligation (note 7)	—	(0.3)	(0.3)	—	—	—
	$0.5	$0.7	$1.2	$1.4	$1.1	$2.5

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of Harvest’s derivative contracts outstanding at March 31, 2016:

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	Fair Value of Liability
12 MWh	AESO power swap	Apr - Dec 2016	$34.63/MWh	$(0.2)
US$76 million	Foreign exchange swap	April 25, 2016	1.23%(1)	(0.8)
				$(1.0)

(1)

As at March 31, 2016, Harvest had an outstanding U.S. dollar currency swap related to a LIBOR borrowing in the amount of US$76.0 million ($99.6 million at a rate of 1.28%) at a rate of 1.23% expiring on April 25, 2016 (December 31, 2015 - $nil).

11.	Provisions

	Upstream	BlackGold	Total
Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$846.7
Environmental remediation at December 31, 2015	6.7	—	6.7
Other provisions at December 31, 2015	3.5	—	3.5
Less current portion	(45.7)	—	(45.7)
Balance at December 31, 2015	$761.1	$50.1	$811.2

Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$846.7
Settled during the period	(3.2)	—	(3.2)
Revisions (change in estimated costs)	(8.6)	0.4	(8.2)
Disposals	(2.3)	—	(2.3)
Accretion	4.6	0.3	4.9
Decommissioning liabilities at March 31, 2016	$787.1	$50.8	$837.9
Environmental remediation at March 31, 2016	7.0	—	7.0
Other provisions at March 31, 2016	3.5	—	3.5
Less current portion	(15.4)	—	(15.4)
Balance at March 31, 2016	$782.2	$50.8	$833.0

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.4 billion at March 31, 2016 (December 31, 2015 – $1.4 billion), which will be incurred between 2016 and 2075. A risk-free discount rate of 2.3% (December 31, 2015 – 2.3%) and inflation rate of 1.7% (December 31, 2015 – 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities.

12.	Long-Term Liability

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, $94.9 million of EPC costs are to be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work. The first two installments were paid on April 30, 2015. As at March 31, 2016, a liability of $62.9 million (December 31, 2015 – $62.0 million) remains outstanding using a discount rate of 5.5% (December 31, 2015 – 5.5%), of which $9.5 million (December 31, 2015 - $9.5 million) is payable by April 30, 2016 and has been included with accounts payable and accrued liabilities.

Also included in long-term liability at March 31, 2016 is an accrual related to Harvest’s long term incentive program of $0.2 million (December 31, 2015 – $1.9 million) as well as deferred credits of $10.9 million (December 31, 2015 – $11.4) .

At March 31, 2016, $1.7 million (December 31, 2015 - $2.0 million) was included in the long-term liability relating to the top-up obligation to KERR Canada Co. Ltd. (“KERR”) (see note 7 – Investment in Joint Ventures).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Finance Costs

	Three months ended March 31
	2016	2015
Interest and other financing charges	$33.0	$28.6
Accretion of decommissioning and environmental remediation liabilities	4.9	4.7
Accretion of BlackGold long-term liability (note 12)	0.9	—
Less: interest capitalized	—	(9.7)
	$38.8	$23.6

14.	Foreign Exchange

	Three months ended March 31
	2016	2015
Realized (gains) losses on foreign exchange	$(6.8)	$1.6
Unrealized (gains) losses on foreign exchange	(118.7)	138.9
	$(125.5)	$140.5

15.	Supplemental Cash Flow Information

	Three months ended March 31
	2016	2015
Source (use) of cash:
Accounts receivable	$16.5	$12.4
Prepaid expenses, long-term deposit and other	1.2	2.9
Accounts payable and accrued liabilities	(0.9)	(89.3)
Net changes in non-cash working capital	16.8	(74.0)

Changes relating to operating activities	24.2	(13.0)
Changes relating to investing activities	(12.3)	(64.6)
Reclass of long-term liability to accounts payable	1.5	2.0
Add: Other non-cash changes	3.4	1.6
	$16.8	$(74.0)

16.	Accumulated Other Comprehensive Income (“AOCI”)

Designated Cash Flow Hedges,
Net of Tax
Balance at December 31, 2014	$1.4
Reclassification to net income of gains on cash flow hedges	(12.4)
Gains on derivatives designated as cash flow hedges, net of tax	11.0
Balance at December 31, 2015 and March 31, 2016	$—

The following table summarizes the impacts of the cash flow hedges on the OCI. Harvest did not have any cash flow hedges during the three months ended March 31, 2016.

		Three months ended March 31
	After-tax		Pre-tax
	2016	2015	2016	2015
Gains reclassified from OCI	$—	$(0.4)	$—	$(0.5)
Total	$—	$(0.4)	$—	$(0.5)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Related Party Transactions

a)	Related party loans

						Interest expense

					Interest(2)
Related		Interest		Principal (1)	Payable	Three months ended March 31
Party	Principal	Rate	Maturity Date	March 31, 2016		2016	2015
KNOC	US$171	5.91%	December 31, 2017	$222.1	$6.2	$2.5	$—
KNOC	$200	5.30%	December 30, 2018	$193.7	$19.7	$3.4	$3.4
ANKOR	US$170	4.62%	October 2, 2017	$220.8	$16.2	$2.7	$2.4

(1)	At December 31, 2015, the principal outstanding on the $US171 million KNOC loan was $166.1 million, the $200 million KNOC loan was $193.2 million and the US$170 million ANKOR loan was $235.3 million.
(2)	At December 31, 2015, the interest payable for the US$171 million KNOC loan was $4.1 million, the $200 million KNOC loan was $16.7 million and the US$170 million ANKOR loan was $14.6 million.

The related party loans are unsecured and the loan agreements contain no restrictive covenants.

b)	Other Related Party Transactions

	Three months ended
	March 31		Accounts payable as at
	2016	2015	March 31, 2016	December 31, 2015
G&A Expenses
KNOC(1)	$0.1	$(1.8)	$0.7	$0.8

Finance costs
KNOC(2)	$2.3	$1.1	$5.7	$3.5

(1)	Amounts relate to the payments to (reimbursement from) KNOC for secondee salaries.
(2)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2⅛% senior notes and the senior unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC on the 2⅛% senior notes and 37 basis points per annum on the credit facility (see note 8 – Long Term Debt).

18.	Commitments

The following is a summary of Harvest’s estimated commitments as at March 31, 2016:

		Payments Due by Period
	1 year	2-3 years	4-5 years	After 5	Total
Purchase commitments(1)	$12.5	$21.0	$19.0	$68.7	$121.2
Operating leases	7.3	14.4	14.5	32.9	69.1
Firm processing commitments	17.8	30.5	23.4	55.1	126.8
Firm transportation agreements	19.8	55.9	40.3	56.8	172.8
Employee benefits(2)	—	1.6	—	—	1.6
Total	$57.4	$123.4	$97.2	$213.5	$491.5

(1)	Relates to BlackGold oil sands project commitment, revised estimated capital costs for the Bellshill area and the DBP top-up obligation (see note 7 – Investment in Joint Ventures).
(2)	Relates to the long-term incentive plan payments.
(3)	See note 8 – Long Term Debt and note 17 – Related Party Transactions for Harvest’s long-term debt and related party loan obligations.

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